EXHIBIT 20

FROM:     APPLIED POWER INC., P.O. BOX 325, MILWAUKEE, WI 53201

DATE:     WEDNESDAY, AUGUST 16, 1995

FOR RELEASE:  IMMEDIATE

FOR FURTHER INFORMATION CONTACT:  ROBERT C. ARZBAECHER


     MILWAUKEE, August 16, 1995 -- Applied Power Inc. (APW -
NYSE) announced today that its GB Electrical unit has signed a letter of intent to acquire the business of Vision Plastics Manufacturing Company and separate letters of intent to purchase patents related to the business. The consideration to be paid in connection with these transactions is approximately $21,500,000.

     Vision Plastics Manufacturing Company, located in San Diego, California is a world class manufacturer of plastic cable ties which are currently sold through electrical wholesale, retail and OEM channels. Ted Lecher, President of GB Electrical, commented, "Vision Plastics is an excellent strategic fit for GB as it solidifies our position as a prime low cost producer of a rapidly expanding product category. The products of this business are covered by patented process technology and product designs that are superior to competitive cable ties. Vision Plastic's recently developed 75 lb. Power-Lock(TM) tie is 50% stronger than the competition's and a greater value for the customer. Sales growth for Vision Plastics has been in excess of 100% per year, and it is GB's objective to continue to aggressively grow the Vision Plastics business."

     The consummation of the transactions is subject to the parties entering into definitive agreements and various other contingencies.

     GB Electrical has been a wholly owned subsidiary of Applied Power Inc. since 1988, and markets and manufactures tools and consumables which are sold to electrical distributors and mass merchandisers. GB Electrical sales have grown from approximately $24 million in 1988 to approximately $75 million today through internal growth and a series of acquisitions of businesses with complementary product lines, such as Vision Plastics Manufacturing Company.

     Applied Power is a world leader in industrial motion and position control applications and a pioneer in the marriage of hydraulic and vibration technologies with electronics. The Company is comprised of three business segments. The Engineered Solutions Group, which includes the Power-Packer, APITECH and Barry Controls businesses, serves the automotive, truck, mobile equipment, marine, medical equipment, defense and aerospace markets. The Distributed Products Group, consisting of Enerpac and GB Electrical, distributes a wide variety of high pressure hydraulic products, electrical tools and consumables worldwide. The Wright Line business provides technical furniture solutions for offices and laboratories.

For further information contact:

Applied Power Inc.
Robert C. Arzbaecher
Vice President and Chief Financial Officer
414/781-6600
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